Via Facsimile and U.S. Mail
Mail Stop 4720

March 8, 2010

Mark W. Reynolds
Chief Financial Officer
GeoVax Labs, Inc.
1900 Lake Park Drive, Suite 380
Smyrna, Georgia 30080

> **Re:** **GeoVax Labs, Inc.**
> **Preliminary Proxy Statement**
> **Filed February 26, 2010, as amended March 5, 2010**
> **File No. 000-52091**

Dear Mr. Reynolds:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: T. Clark Fitzgerald III (Womble Carlyle Sandridge & Rice, PLLC)